FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 12, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 12, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

      Notification of Transactions of Directors, Persons Discharging
             Managerial Responsibility or Connected Persons


I give below details of an increase in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the personal holdings of the under-mentioned persons at a price of (pound)13.521534 per Ordinary Share, following the re-investment of the dividend paid to shareholders on 7 July 2005.


Mr R Bondy                                                      217

Mrs C Pulman                                                    11

Dr D Pulman                                                     62

Mr A Witty                                                      26

Mrs C Witty                                                     235


The Company and the above named persons were advised of this information on 12 July 2005.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary

12 July 2005

    Notification of Transactions of Directors, Persons Discharging
              Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.

   11 July  2005           Abacus  (GSK)  Trustees  Limited,  as trustee of the
                           GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 16,696 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                           Share Option Plan 1991.


The Company was advised of these transactions on 12 July 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell,
Company Secretary

12 July 2005

    Notification of Transactions of Directors, Persons Discharging
              Managerial Responsibility or Connected Persons



I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary Shares at a price of (pound)13.81 per Ordinary Share on 11 July 2005 through the Company's ShareReward Plan ("the Plan") which the under-mentioned persons entered on 5 October 2001:


Mr J Heslop              Acquisition of 9 Ordinary Shares under the partnership
                         element of the Plan (personal contribution)

                         Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)


Mr R Bondy               Acquisition of 9 Ordinary Shares under the partnership
                         element of the Plan (personal contribution)

                         Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)


Mr A Witty               Acquisition of 9 Ordinary Shares under the partnership
                         element of the Plan (personal contribution)

                         Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)


Mrs J Younger            Acquisition of 9 Ordinary Shares under the partnership
                         element of the Plan (personal contribution)

                         Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)



The Company and the above-mentioned persons were advised of this information on 12 July 2005.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary

12 July 2005